Exhibit 99.1

Mecox Lane Limited Announces Fourth Quarter and Full Year 2014 Results

Fourth-quarter and full-year net revenues increase 19.5% and 16.4% year over year

SHANGHAI, March 9, 2015 — Mecox Lane Limited (“Mecox Lane” or the “Company”) (NASDAQ: MCOX), a multi-brand and multi-channel retailer of health, beauty and lifestyle products in China, today announced its unaudited financial results for the fourth quarter and full year ended December 31, 2014.

Mecox Lane completed the spin-off of its apparel and accessories business on September 18, 2014. Following the spin-off, financial results related to the apparel and accessories business were reclassified as discontinued operations for the fiscal year ended December 31, 2014 and the comparative figures for fiscal year ended December 31, 2013. The assets and liabilities of the discontinued operations are classified as assets/liabilities held for sale on the Company’s balance sheet. The following results reflect the Company’s continuing operations.

Fourth Quarter 2014 Highlights

•                  Net revenues increased 19.5% year over year to $14.9 million, compared to $12.5 million in the fourth quarter of 2013

•                  Gross profit1 was $8.9 million, compared to $7.8 million in the fourth quarter of 2013

•                  Gross margin was 59.6%, compared to 62.5% in the fourth quarter of 2013

•                  Net income was $1.8 million, compared to a net loss of $11.2 million in the fourth quarter of 2013

Full Year 2014 Highlights

•                  Net revenues increased 16.4% to $49.6 million, compared to $42.6 million for the full year 2013

•                  Gross profit was $32.3 million, compared to $26.7 million for the full year 2013

•                  Gross margin was 65.1%, compared to 62.7% for the full year 2013

•                  Net loss was $16.4 million, compared to a net loss of $26.6 million for the full year 2013

“Our fourth quarter featured strong sales that were driven by a number of year-end promotions in support of our proprietary and third-party health and beauty products as we followed through on our strategy of focusing on the top-performing lines of our business,” said Mecox Lane’s director and chief executive officer, Ms. Ingrid Wang. “The fourth quarter also included the sale of Mecox Lane’s entire equity stake in the Giosis Mecoxlane joint venture, a move that reflects our broader changes in establishing our brand as a health, beauty and lifestyle products business. With our new management team having taken over in May of last year, 2014 was a period of transition as we set a foundation for growth through 2015. As we move forward, we will focus on building our brand, developing new products, and growing our multi-channel sales platform, including overall improvements to our customer relationship management and precision marketing.”

1  Gross profit excludes the impact of depreciation and amortization expenses.

Fourth Quarter 2014 Results

The Company presents its financial results on a year-over-year basis between the fourth quarter of 2014 and the fourth quarter of 2013, as in the following paragraphs.

Total Net Revenues

Total net revenues were $14.9 million in the fourth quarter of 2014, representing a 19.5% increase from $12.5 million in the fourth quarter of 2013. The increase was mainly due to the strong results of the Company’s “Double 11” and “Double 12” sales promotions along with other year-end sales and marketing efforts, particularly those in support of the Company’s range of SONOKO brand products, sales of which increased approximately 50% year over year.

Cost of Goods Sold2

Cost of goods sold was $6.0 million in the fourth quarter of 2014, representing an increase of 28.7% from $4.7 million in the fourth quarter of 2013.

Gross Profit and Gross Margin

Gross profit was $8.9 million in the fourth quarter of 2014, representing a 13.9% increase from $7.8 million in the fourth quarter of 2013. Gross margin was 59.6% in the fourth quarter of 2014, compared to 62.5% in the fourth quarter of 2013. The decrease in gross margin was mainly due to an increase in the sales of SONOKO-brand products, which have a lower margin compared to the Company’s proprietary products.

Operating Expenses

Total operating expenses were $8.0 million in the fourth quarter of 2014, representing a 9.4% increase from $7.3 million in the fourth quarter of 2013.

Selling, general and administrative expenses (SG&A) were $7.9 million in the fourth quarter of 2014, representing a 13.9% increase from $7.0 million in the fourth quarter of 2013, primarily due to an increase in sales and performance bonuses. The increase in bonuses was partially offset by a decrease in asset impairments, which was $1.2 million and nil in the fourth quarters of 2013 and 2014, respectively. The increase in SG&A and depreciation and amortization was offset by government subsidies amounting to $0.7 million in the fourth quarter of 2014.

2  Cost of goods sold excludes depreciation and amortization expenses.

Income from Operations

Income from operations was $0.9 million in the fourth quarter of 2014, compared to income from operations of $0.5 million in the fourth quarter of 2013.

Loss from Equity in an Affiliate

Loss from equity in an affiliate, specifically Giosis Mecoxlane, was $0.7 million in the fourth quarter of 2014, compared to a loss of $2.0 million in the fourth quarter of 2013.

On December 19, 2014, the Company entered into a share purchase agreement with Oak Investment Partners XII, LP, pursuant to which the Company sold its entire equity interest in its joint venture, Giosis Mecoxlane Ltd., for consideration of US$2.0 million. A net gain of $1.3 million was recognized from the disposal and the deal was completed on December 22.

Income (loss) from Continuing Operations

Income from continuing operations was $1.8 million in the fourth quarter of 2014, compared to a loss from continuing operations of $1.1 million in the fourth quarter of 2013.

Net Income and Net Income per ADS

Net income was $1.8 million in the fourth quarter of 2014, compared to a net loss of $11.2 million in the fourth quarter of 2013. Non-GAAP net income3 was $1.8 million in the fourth quarter of 2014, compared to non-GAAP net loss of $10.2 million in the fourth quarter of 2013.

Basic and diluted income from the Company’s discontinued operations per American depositary share (“ADS”) attributable to Mecox Lane shareholders was nil in the fourth quarter of 2014. Basic and diluted income from the Company’s continuing operations per ADS attributable to Mecox Lane shareholders was $0.14 in the fourth quarter of 2014, compared to net losses of $0.82 and $0.08 per ADS in the fourth quarter of 2013, respectively. One ADS represents 35 ordinary shares.

Cash and Short-term Investments

As of December 31, 2014, Mecox Lane had cash and cash equivalents totaling $18.2 million, compared to $14.3 million as of December 31, 2013. Short-term investments on December 31, 2014 were $0.7 million, compared to nil as of December 31, 2013, all of which were structured term bank deposits.

3  Non-GAAP net loss and non-GAAP net income exclude share-based compensation expenses. The non-GAAP measures and related reconciliations to GAAP measures are described in the accompanying sections of “About Non-GAAP Financial Measures” and the accompanying table of “Mecox Lane Limited — Consolidated Statement of Operations Information — Reconciliations of Non-GAAP Financial Measures to Comparable GAAP Measures” at the end of this press release.

Full Year 2014 Results

Total Net Revenues

Total net revenues for the full year 2014 were $49.6 million, representing a 16.4% increase from $42.6 million for the full year 2013. The increase was mainly due to the Company’s launch of a number of proprietary healthcare products. At the same time, sales of SONOKO-brand products increased approximately 75%. The Company saw a significant overall increase in its sales of premium skin care products in 2014, which were driven by a number of sales and marketing promotions.

Cost of Goods Sold2

Cost of goods sold was $17.3 million for the full year 2014, representing a 9.0% increase from $15.9 million for the full year 2013.

Gross Profit and Gross Margin

Gross profit for the full year 2014 was $32.3 million, representing an increase of 20.8% from $26.7 million for the full year 2013. Gross margin was 65.1% for the full year 2014, compared to 62.7% for the full year 2013. The improvement in gross margin was mainly due to an overall increase in sales of Mecox Lane’s proprietary products, which generally yield higher margins compared to those of the Company’s third-party products.

Operating Expenses

Total operating expenses were $25.4 million for the full year 2014, representing a 46.2% increase from $17.4 million for the full year 2013.

Selling, general and administrative expenses were $24.9 million for the full year 2014, representing a 10.8% increase from $22.5 million for the full year 2013, primarily due an increase in sales and performance bonuses, which were in line with the increase in the Company’s sales. The increase in bonuses was partially offset by a decrease in asset impairments, which amounted to $1.2 million in 2013 and nil in 2014.

Other operating income was $1.1 million for the full year 2014, down from $6.2 million for the full year 2013. A one-time gain of $6.0 million was recorded in 2013 for a contribution of intangible assets to the Giosis Mecoxlane joint venture.

Income from Operations

Income from operations for the full year 2014 was $6.9 million, compared to income from operations of $9.3 million for the full year 2013.

Loss from Equity in an Affiliate

Loss from equity in an affiliate, Giosis Mecoxlane, was $4.9 million for the full year 2014, compared to a loss of $5.5 million for the full year 2013.

Income from Continuing Operations

Income from continuing operations was $3.4 million for the full year 2014, compared to income from continuing operations of $5.5 million for the full year 2013.

Net Loss and Loss per ADS

Net loss was $16.4 million for the full year 2014, compared to a net loss of $26.6 million for the full year 2013. Non-GAAP net loss was $15.4 million for the full year 2014, compared to non-GAAP net loss of $22.4 million for the full year 2013. Basic and diluted loss from discontinued operations per ADS attributable to Mecox Lane shareholders was $1.53. Basic and diluted income from continuing operations per ADS attributable to Mecox Lane shareholders was $0.27 for the full year 2014, compared to a net loss of $2.69 and net income of $0.46 per ADS for the full year 2013, respectively.

Held-for-Sale Assets

In July 2014, the Company terminated a plan to sell its logistics center. As a result, $34.7 million and $5.7 million were reclassified from held-for-sale assets to property and equipment and prepaid land-use rights, respectively.

Conference Call Information

Mecox Lane management will hold an earnings conference call at 8:00 p.m. U.S. Eastern Time on March 9, 2015 (8:00 a.m. Shanghai/Hong Kong Time on March 10, 2015) to discuss results and highlights from the quarter and the full year, as well as to answer questions. A brief presentation to accompany the earnings call will be available on the Company’s website, http://ir.mecoxlane.com/events.cfm, at 7:00 p.m. U.S. Eastern Time on March 9, 2015 (7:00 a.m. Shanghai/Hong Kong Time on March 10, 2015).

The dial-in numbers and passcode for the conference call are as follows:

U.S. (toll-free):      1-855-500-8701

Mainland China:   400-1200654

International:        65-67239385

Hong Kong:         852-30186776

Passcode:            93300639

Additionally, an archived webcast of this call will be available on the Investor Relations section of Mecox Lane’s website at http://ir.mecoxlane.com.

About Mecox Lane Limited

Mecox Lane Limited (NASDAQ: MCOX) is a multi-brand and multi-channel retailer in China. Since the Company’s founding in 1996 and its listing on the Nasdaq Global Select Market in 2010, Mecox Lane has focused on the evolving fashion and lifestyle needs of China’s young women through multiple retail channels. As part of a strategy shift under new management, and in response to current market trends, the Company focuses on providing its broad base of urban and upwardly mobile customers with health and beauty products that are in step with their increasingly wellness-focused lifestyles. For more information on Mecox Lane, please visit http://ir.mecoxlane.com.

Safe Harbor: Forward Looking Statements

This press release contains forward-looking statements made under the “safe harbor” provisions of Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements can be identified by terminology such as “may,” “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “aims,” “estimates,” “confident,” “likely to” and similar statements. Among other things, the quotations from management in this press release, as well as the Company’s strategic and operational plans, contain forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s business strategies and initiatives as well as its business plans; the Company’s future business development, results of operations and financial condition; changes in the Company’s revenues and cost or expense items; the Company’s expectations with respect to increased revenue growth and its ability to sustain profitability; the Company’s products under development or planning; the Company’s ability to attract customers and further enhance its brand recognition; trends and competition in the industry in which the Company operates; the failure of the markets to grow at the projected rates; the rapidly changing nature of the industry in which the Company operates; and significant uncertainties of any projections or estimates relating to the growth prospects or future condition of the market. If any one or more of the assumptions underlying the market data turns out to be incorrect, actual results may differ from the projections based on these assumptions. You should not place undue reliance on these forward-looking statements. Further information regarding these and other risks is included in the Company’s annual report on Form 20-F as well as in its other filings with the Securities and Exchange Commission. All information provided in this press release is current as of the date of the press release, and the Company undertakes no duty to update such information, except as required under applicable law.

About Non-GAAP Financial Measures

To supplement Mecox Lane’s consolidated financial results presented in accordance with United States Generally Accepted Accounting Principles (“GAAP”), Mecox Lane uses in this press release non-GAAP net income (loss), which excludes share-based compensation expenses. The presentation of the non-GAAP financial measure is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP.

Mecox Lane believes that the non-GAAP financial measure facilitates investors’ and management’s comparisons to Mecox Lane’s historical performance and assists management’s financial and operational decision making. A limitation of using the non-GAAP financial measure is that share-based compensation expenses are recurring expenses that will continue to exist in Mecox Lane’s business for the foreseeable future. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from the non-GAAP measure. The accompanying table has more details on the reconciliation between the non-GAAP financial measure and its most directly comparable GAAP financial measure.

For investor and media inquiries please contact:

In China:

Christina Hou

Mecox Lane Limited

Tel: +86-21-3108-1111 Ext. 8161

Email: ir@mecoxlane.com

Nicholas Manganaro

Ogilvy Financial, Beijing

Tel: +86-10-8520-6139

Email: mcox@ogilvy.com

In the U.S.:

Ogilvy Financial

Tel: +1-646-867-1888

Email: mcox@ogilvy.com

Mecox Lane Limited

Unaudited Consolidated Balance Sheet

	December 31,	December 31,
	2013	2014
	$	$
Current assets:
Cash and cash equivalents	14,261,249	18,180,733
Short-term investments	—	653,700
Accounts receivable, net of allowances of $49,286 and $18,143 as of December 31, 2013 and December 31, 2014, respectively	944,447	1,206,780
Amount due from related parties	224,479	—
Other receivables	2,366,047	1,588,285
Advances to suppliers and prepaid expenses	754,039	806,758
Merchandise inventories	4,048,609	3,075,386
Held-for-sale assets	69,365,235	—
Total current assets	91,964,105	25,511,642
Property and equipment, net	4,025,765	37,249,769
Prepaid land use right	—	5,656,453
Intangible assets, net	872,529	473,419
Investment in an affiliate	5,546,358	—
Other non-current assets	240,906	257,547
TOTAL ASSETS	102,649,663	69,148,830

LIABILITIES AND EQUITY
Current liabilities:
Secured short term borrowing	1,640,180	—
Accounts payable (including accounts payable of the consolidated VIEs without recourse to Mecox Lane Limited of $91,666 and nil as of December 31, 2013 and December 31, 2014, respectively)	13,001,974	6,242,761
Advances from customers	2,531,312	2,790,812
Amount due to related parties	635,770	—
Accrued expenses	3,236,435	3,441,317
Other current liabilities	4,172,225	2,570,288
Income tax payable	1,752,631	1,751,744
Held-for-sale liability	7,490,383	—
Total current liabilities	34,460,910	16,796,922

Equity:
Ordinary shares ($0.0001 par value; 10,000,000,000 shares authorized, 439,876,279 and 455,223,849 shares issued, and outstanding as of December 31, 2013 and December 31, 2014)	43,988	45,523
Additional paid-in capital	168,833,542	169,817,779
Accumulated deficit	(109,433,074)	(125,124,090)
Accumulated other comprehensive income	7,700,798	7,228,441
Statutory reserve	943,499	284,255
Total Mecox Lane Limited equity	68,088,753	52,251,908
Noncontrolling interests	100,000	100,000
Total equity	68,188,753	52,351,908
TOTAL LIABILITIES AND EQUITY	102,649,663	69,148,830

Mecox Lane Limited

Unaudited Consolidated Statements of Comprehensive Income (Loss)

	Three-month Ended December 31		Year Ended December 31
	2013	2014	2013	2014
	$	$	$	$
Net revenues	12,493,674	14,924,616	42,623,591	49,609,483

Cost of goods sold (excluding depreciation and amortization)	4,683,061	6,028,711	15,896,128	17,334,312

Operating expenses:
Selling, general and administrative expenses	6,966,699	7,934,548	22,459,178	24,880,448
Depreciation and amortization	314,336	744,459	1,102,493	1,618,791
Other operating income, net	2	(716,241)	(6,182,764)	(1,088,346)

Total operating expenses	7,281,037	7,962,766	17,378,907	25,410,893

Income from operations	529,576	933,139	9,348,556	6,864,278
Interest expense	(85,148)	—	(341,773)	(15,988)
Interest income	211,564	79,531	977,104	273,984
Other income (loss), net	285,904	183,363	1,039,084	(133,818)

Income before income taxes, equity in an affiliate and noncontrolling interests	941,896	1,196,033	11,022,971	6,988,456
Income tax expense	—	—	—	—

Income before equity in an affiliate and noncontrolling interests	941,896	1,196,033	11,022,971	6,988,456
Loss from equity in an affiliate	(1,997,269)	(710,993)	(5,491,484)	(4,876,523)
Gain on disposal of the equity interest of an affiliate	—	1,330,165	—	1,330,165

Income from continuing operations	(1,055,373)	1,815,205	5,531,487	3,442,098

Loss on discontinued operations, net of tax nil	(10,168,727)	—	(32,141,778)	(19,792,358)

Net loss	(11,224,100)	1,815,205	(26,610,291)	(16,350,260)
Accretion of noncontrolling interest	19,528	—	102,958	3,836
Net loss attributable to noncontrolling interests	(19,528)	—	(102,958)	(3,836)
Net loss attributable to Mecox Lane Limited shareholders	(11,224,100)	1,815,205	(26,610,291)	(16,350,260)

Net income per share attributable to Mecox Lane-Basic
Income from continuing operations	(0.00)	0.00	0.01	0.01
Loss on discontinued operations	(0.02)	0.00	(0.08)	(0.04)
Net income per share attributable to Mecox Lane-Diluted
Income (loss) from continuing operations	(0.00)	0.00	0.01	0.01
Loss on discontinued operations	(0.02)	0.00	(0.08)	(0.04)
Net income per ADS attributable to Mecox Lane-Basic
Income (loss) from continuing operations	(0.08)	0.14	0.46	0.27
Loss on discontinued operations	(0.82)	0.00	(2.69)	(1.53)
Net income per ADS attributable to Mecox Lane-Diluted
Income (loss) from continuing operations	(0.08)	0.14	0.46	0.27
Loss on discontinued operations	(0.82)	0.00	(2.69)	(1.53)
Weighted average ordinary shares used in per share calculation
Basic	435,073,645	455,217,056	418,347,060	452,758,464
Diluted	438,865,556	455,223,849	422,251,663	452,758,464
Weighted average ADS used in per share calculation (1)
Basic	12,430,675	13,006,201	11,952,773	12,935,956
Diluted	12,539,015	13,006,395	12,064,333	12,935,956

(1) ADS amounts adjusted for a change in the ratio of the Company’s American Depositary Shares (“ADSs”) to ordinary shares (“Shares”) from 1:7 to 1:35 (“Ratio Change”), effective as of February 1, 2013.

Other comprehensive income (loss), net of tax of nil
Change in cumulative foreign currency translation adjustment	324,259	(656,089)	1,408,045	(472,357)
Other comprehensive income (loss), net of tax	324,259	(656,089)	1,408,045	(472,357)

Comprehensive loss attributable to Mecox Lane Limited shareholders	(10,899,841)	1,159,116	(25,202,246)	(16,822,617)

Reconciliations of Non-GAAP Financial Measures to Comparable GAAP Measures
Non-GAAP net loss (1)	(10,155,367)	1,815,205	(22,434,535)	(15,364,489)

Note (1) We define non-GAAP net income (loss), a non-GAAP financial measure, as net income (loss) excluding share-based compensation expenses. We review non-GAAP net income (loss) together with net income (loss) to obtain a better understanding of our operating performance. We also believe it is useful supplemental information for investors and analysts to assess our operating performance without the effect of non-cash sharebased compensation expenses, which have been and will continue to be significant recurring expenses in our business. However, the use of non-GAAP net income (loss) has material limitations as an analytical tool. One of the limitations of using non-GAAP net income (loss) is that it does not include all items that impact our net income (loss) for the period. In addition, because non-GAAP net income (loss) is not calculated in the same manner by all companies, it may not be comparable to other similar titled measures used by other companies. In light of the foregoing limitations, you should not consider non-GAAP net income (loss) in isolation from or as an alternative to net income (loss) prepared in accordance with U.S. GAAP.

The following table sets forth the reconciliation of non-GAAP net income (loss), a non-GAAP financial measure, from net income (loss), our most directly comparable financial measure presented in accordance with U.S. GAAP, for the periods indicated.

	Three-month Periods Ended December 31		Year Ended December 31
	2013	2014	2013	2014
	$	$	$	$
Net loss	(11,224,100)	1,815,205	(26,610,291)	(16,350,260)
Add back: Share-based compensation expenses	1,068,733	—	4,175,756	985,771

Non-GAAP net loss	(10,155,367)	1,815,205	(22,434,535)	(15,364,489)